
December 30, 2014

Via E-mail
James A. Lico
President
Potomac Holding LLC
c/o Danaher Corporation
2200 Pennsylvania Avenue, NW
Suite 800W
Washington, D.C.

> **Re: Potomac Holding LLC**
> **Registration Statement on Form S-4 and Form S-1**
> **Filed December 3, 2014**
> **File No. 333-200711**

Dear Mr. Lico:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please explain to us the mechanics of how and when you anticipate making your determination regarding whether you will conduct a spin off or combined split off/spin off and what factors you will consider in making that determination.

2.   We note that your filing omits material information related to the exchange offer. Since this disclosure, such as the upper limit with respect to the number of Newco common units that may be issued in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when this information is included. Please understand that the effect of revised disclosure throughout the relevant documents may result in new issues being raised in the comment process. In addition, please confirm

your understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus may not omit information under Rule 430A of the Securities Act.

Prospectus Cover Page

3.   Please limit your cover page to one page.

Helpful Information, page 1

4.   Please file as exhibits to your registration statement each of the transaction related agreements mentioned here, or advise.

Q: Who may participate in this Exchange Offer?, page 9

5.   Please disclose whether the legal limitations described under this heading could cause the exchange offer to be undersubscribed.

Q: Where can I find the daily VWAP of Danaher common stock …? page 11

6.   We note the disclosure here and on pages 12, 60 and 215 that Danaher will provide indicative exchange ratios on each day during the exchange offer. Since the exchange ratio is calculated by reference to the average of the daily volume-weighted average prices on each of the three prior trading days, please revise to clarify, if true, that indicative exchange ratios will not be available until after the close of trading on the third trading day of the exchange offer.

Transaction Timeline, page 27

7.   In light of the complex nature of the transactions contemplated by your disclosure, please ensure that the illustrative charts accurately depict the structure during each step. In this regard, the final chart on page 29 appears to show "Former Danaher Stockholders" owning stock in Danaher.

Risk Factors, page 46

8.   Please tell us what consideration you have given to including risk factor disclosure related to goodwill and intangibles. In this regard, it appears from the disclosure on page 97 that you will have a significant amount of goodwill and intangibles on your balance sheet.

Following the exchange of shares of NetScout, page 53

9.   We note your risk factor disclosure that "former holders of Newco common units may experience a delay prior to receiving their shares of NetScout common stock or their cash

in lieu of fractional shares, if any." Please tell us how you intend to comply with Exchange Act Rule 14e-1(c) and specifically address in your response the uncertainty surrounding the delivery of NetScout shares described in this risk factor.

This Exchange Offer, page 58

10. Confirm for us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Upper Limit, page 59

11. Please clearly explain what the upper limit is intended to achieve and why you are currently unable to specify the percentage discount to NetScout's common stock it is based upon.

Proration; Odd-Lots, page 62

12. We note your disclosure that "[b]eneficial holders of more than 100 shares of Danaher common stock are not eligible for this preference." Please revise to refer to holders of "100 or more" shares of Danaher common stock consistent with Exchange Act Rule 13e-4(f)(3)(i).

Tendering Your Shares After the Final Exchange Ratio Has Been Determined, page 66

13. We note the following disclosure on page 67: "If you hold Danaher common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day." Please disclose that as a result, stockholders should consult with the institution through which they hold shares on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to provide a notice of guaranteed delivery on such holder's behalf prior to 12:00 midnight on the expiration date. Please add similar disclosure with respect to the notice of withdrawal.

Determination of Validity, page 68

14. We note the disclosure that "Danaher's interpretation of the terms and conditions of this exchange offer (including the letter of transmittal and instructions thereto) will be final and binding." Please revise to clarify that security holders may challenge your interpretation in a court of competent jurisdiction. Also revise to clarify similar

disclosure found in the Exchange and Transmittal Information Booklet and Notice of Withdrawal.

Conditions for Consummation of this Exchange Offer, page 72

15.   With a view towards disclosure, please describe in your response letter the purpose of the minimum amount condition and its relationship to the other limits and restrictions in the exchange offer (e.g., the upper limit on the exchange ratio).

16.   Refer to the third paragraph on page 73 relating to Danaher's failure to exercise its rights to waive an offer condition. Note than when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to the shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

NetScout's Business After the Transaction, page 76

17.   It is not clear from the bullet points on pages 76 -77 how NetScout intends to use the Communications Business to support its growth strategy. Please revise to indicate specifically how NertScout's business is expected to change as a result of the transactions.

Selected Financial Statement Data, page 91

18.   We note the disclosure on page 213 that Danaher will file a Tender Offer Statement on Schedule TO with the SEC with respect to the exchange offer. Please provide Danaher's ratio of earnings to fixed charges. Refer to Item 10 of Schedule TO and Item 1010 of Regulation M-A.

Unaudited Pro Forma Combined Consolidated Information of NetScout and the Communication Business, page 95

Note 2 – Unaudited Pro Forma Adjustments, 100

Adjustment (H), page 102

19.   We note the significance of your allocation to intangible assets. Please revise your footnote to disclose your methodology and significant assumptions you used in determining the estimated fair values of the intangible assets to be acquired for purposes of this pro forma presentation.

20. We note that your purchase price allocation included an approximately $115 million adjustment for other assets and liabilities assumed. Please describe any significant components of this balance and explain how they are reflected in your pro forma presentation. Revise your disclosures as necessary.

Adjustment (P), page 104

21. We note the following adjustments to your pro forma cost of product revenues for the six months ended September 30, 2014:

- Adjustment (O) - $700,000, net adjustment for depreciation and rent expense
- Adjustment (P) - $20.1 million for the amortization of developed technology.
- Adjustment (S) for $15,000.

Please reconcile the aggregate of these adjustments to the $15.8 million adjustment shown on page 99. This comment also applies to your pro forma income statement for the year ended March 31, 2014.

Revenue Recognition, page 123

22. We note that in some of your multiple element arrangements you must estimate the selling price of certain deliverables that are not sold separately or where third party evidence of pricing is not available. Please discuss any significant inputs, assumptions and methods that are incorporated into your analysis. Refer to FASB ASC 605-25-50-2.

Background of the Transactions, page 130

23. Describe in greater detail the negotiation during the meetings between the two companies to provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved. For instance, with respect to the number of shares to be issued and the ownership percentages, explain how each was determined and which party or parties proposed the final figures.

24. We note your disclosure in the sixth paragraph in this section that the board authorized the committee to evaluate "strategic opportunities." Please describe any such opportunities in more detail and discuss why you ultimately decided not to pursue them.

25. We note your disclosure in the ninth paragraph in this section about "the possibility that the transaction would be structured as a Reverse Morris Trust." Please describe any other transaction structures that you considered and discuss why you ultimately decided not to pursue them.

NetScout's Reasons for the Transactions, page 135

26.   Please tell us why you have not disclosed that one of the reasons for the transactions was that NetScout management believes that the combined company will be capable of growing revenue at an approximate compounded annual growth rate of 10 percent. In this regard, we note your disclosure in the last sentence on page 150.

27.   Refer to the second bullet point. Explain the basis upon which you quantify the anticipated addressable market.

28.   Please revise the disclosure in the first paragraph on page 136 to quantify the "cost synergies." In this regard, we note your disclosure in the first paragraph on page 151 of cost synergies of $45 to $55 million. Please also provide your basis for this estimate.

Opinion of NetScout's Financial Advisor, page 137

29.   Please provide us with copies of the board books and any other materials prepared by RBC Capital Markets. Such materials should include all presentations made by RBC Capital Markets.

Post-Acquisition Synergies, page 150

30.   We note several projected synergies, advantages and costs savings you expect will result from the transactions. Please provide additional details about the basis for these projections, and address the impact that the possible loss of Danaher's volume purchasing power could have on such projections.

Danaher's Reasons for the Transactions, page 151

31.   We note your disclosure on page 151 that the board of directors considered "a wide variety of factors, including the significant factors listed below" and your disclosure on page 152 that the board also considered "a variety of risks and other potentially negative factors, including the following." Please disclose all material factors considered by the board.

32.   It appears that many of the factors considered by Danaher relate exclusively to benefits expected to accrue to NetScout and its shareholders. Please revise to explain how the factors listed are benefits to Danaher or its shareholders.

Security Ownership of NetScout Common Stock, page 210

33.   Please disclose the natural persons who have voting or dispositive power over the shares held by the entities in the table on page 210.

Where You Can Find More Information, page 213

34.   Please ensure that you have incorporated by reference any required documents filed between the time of your initial filing and the effective date of your registration statement.

Exhibit 2.1

35.   Please provide us with a list that briefly identifies and summarizes the contents of each of the exhibits, disclosure letters schedules mentioned in the last page of the agreement and plan of merger and reorganization. Please note that in accordance with Item 601(b)(2) of Regulation S-K, the merger agreement incorporated by reference in the registration statement, must contain a list briefly identifying the contents of all omitted schedules. Please revise accordingly.

Exhibit 5.1

36.   It appears that the facts assumed in the second sentence in the penultimate paragraph on page 2 of Exhibit 5.1 are fundamental to the rendering of the opinion. Please revise to remove this assumption or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3664 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn for

Amanda Ravitz
Assistant Director

cc (via e-mail): Joseph A. Coco, Esq.